AH 12/10/02*

02053877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 15521

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerson, Horowitz Green Securities Corp., PC

OFFICIAL USE ONLY
FIRM ID. NO.
2233

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue Suite 301
(No. and Street)

New York (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz 212-541-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fuogo, Henle & Associates Inc.,
(Name — *if individual, state last, first, middle name*)

276 Fifth Avenue (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Albert Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson, Horowitz, Green Securities Corp, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRES

Title

Notary Public

DAWN BORRELLI
Notary Public, State of New York
No. 01BO6045239
Qualified in Nassau County
Commission Expires July 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Henle Arthur M. 70

ADDRESS	Number and Street	City	State	Zip Code
	276 Fifth Avenue 71	New York 72	NY 73	10001 74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CERTIFICATE

We have examined the Report of Financial Condition of GERSON, HOROWITZ, GREEN SECURITIES CORP., 888 Seventh Avenue, New York 10106 as of September 30,2002. Our examination was made in accordance with generally accepted auditing standards and included a review of the accounting systems, system of internal accounting control, and procedures for safeguarding customers securities and also included such other auditing procedures as we considered necessary in the circumstances. The audit requirements of the Securities and Exchange Commission were observed in the conduct of the audit.

In our opinion, the report appended hereto, presents fairly the financial position of GERSON, HOROWITZ, GREEN SECURITIES CORP. as at September 30, 2002 in conformity with generally accepted accounting principles applies on a consistent basis.

Arthur M. Henle

Henle & Padob

CERTIFIED PUBLIC ACCOUNTANTS

By: Certified Public Accountant

Dated: November 08, 2002

FUOCO, HENLE
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

November 08, 2002

Gerson, Horowitz, Green Securities Corp.
888 Seventh Avenue
New York, NY 10106

Gentlemen:

In accordance with your request, we have examined your books, records and accounts for the period beginning October 1, 2001 and ended September 30, 2002 and the Report of Financial Condition as of September 30, 2002, which is annexed hereto.

Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and other auditing procedures, as we considered necessary in the circumstances. The financial position presented is in conformity with generally accepted accounting principles applied on a basis consistent with the previous year.

The scope of our audit included the following procedures:

1. We compared the ledger accounts with the trial balance obtained from the general and subsidiary ledgers and proved the aggregate of subsidiary ledgers with their respective controlling accounts.
2. Balances shown by the bank statements were reconciled as of October 31, 2001 November 30, 2001, December 31, 2001, January 31, 2002, February 28, 2002, March 31, 2002, April 30, 2002, May 31, 2002, June 30, 2002, July 31, 2002, August 31, 2002, and September 30, 2002. We obtained cut-off statements from the Chemical Bank as of September 30, 2002 and October 31, 2002,which further substantiated the bank reconciliation as of September 30, 2002.

3. Confirmation requests were mailed to a sampling of customers who had sizeable dealings within one year of September 30, 2002. The replies received verified the accuracy of such balances and transactions.

419 PARK AVENUE SOUTH • SUITE 1200 • NEW YORK, NY 10016 • PHONE: (212) 532-9444 • FAX: (212) 679-8156
223 BIRCHWOOD PARK DR. • JERICHO, NY 11753 • PHONE: 516.827.9000 • FAX: 516.827.9002

4. We obtained a written statement from an officer that there were no assets, liabilities or accountabilities, contingent or otherwise, not recorded on the books of the respondent and that the books of respondent reflect all required matters.

5. We verified the computation of the ratio of aggregate indebtedness to net capital as September 30, 2002 and reviewed the procedures followed in making the periodic computations required under the provisions of Rule 17A-3 (a) (11).

6. We made tests of the client's internal control procedures and found these procedures were adequate in terms of handling of funds and safeguarding of client securities.

7. There were no material differences between the unaudited and audited computations of net capital and/ or the 15C3-3 reserve requirements.

8. There were no material inadequacies in the accounting systems, internal accounting control and/or procedures for safeguarding customer securities.

Very truly yours,

Henle & Padob

Arthur M. Henle

By: Certified Public Accountant

AHM:et
Encl.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

OKER OR DEALER Gerson, Horowitz, Green Securities Corp | N 2 | 2 2 3 3 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) Sept. 30, 2002 | 99

SEC FILE NO. 8-15521 | 98

Consolidated [ ] 198
Unconsolidated [x] 199

ASSETS

	Allowable		Nonallowable		Total	
Cash	$ 43,585	200			$ 43,585	750
Cash segregated in compliance with federal and other regulations		210				760
Receivable from brokers or dealers and clearing organizations.						
A. Failed to deliver						
1. Includable in "Formula for Reserve Requirements"		220				
2 Other		230				770
B Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2 Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2 Other		270				790
D Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2 Other		290				800
E Other		300	$	550		810
Receivables from customers.						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C Allowance for doubtful accounts	( )	335	( )	590		820
Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
Securities purchased under agreements to resell		360		605		840
Securities and spot commodities owned, at market value.						
A Bankers acceptances, certificates of deposit and commercial paper		370				
B U.S. and Canadian government obligations		380				
C State and municipal government obligations		390				
D Corporate obligations	25,125	400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

OKER OR DEALER Gerson Horowitz Green Securities Corp as of Sept. 30, 2002

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 106,970	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Spot commodities		430			$ 132,095	850
Securities owned not readily marketable:						
A. At Cost $ 11,100 [130]						
B. At estimated fair value	11,100	440	$	610	11,100	860
Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
Property, furniture, equipment, leasehold improvements and rights under lease agreements. At cost (net of accumulated depreciation and amortization)		490		680		920
Other Assets.						
A Dividends and interest receivable	1,097	500		690		
B Free shipments		510		700		
C Loans and advances		520	20,402	710		
D Miscellaneous		530	2,529	720	24,028	930
TOTAL ASSETS	$ 187,877	540	$ 22,931	740	$ 210,808	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp as of Sept. 30, 2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
Securities sold under repurchase agreements		[1260]	[1480]
Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
Payable to customers:			
A. Securities accounts - including free credits of ... $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
Securities sold not yet purchased at market value - including arbitrage of ... $ [960]		[1360]	[1620]
Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	2848 [1170]		2848 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

ALTERNATIVE FILER

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

ROKER OR DEALER Gerson, Horowitz Green Securities Corp as of Sept. 30, 2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *	Non-A.I. Liabilities *	Total
Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [169?]
B. Secured		[1211]	$ [1390]	[170?]
Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	[17?]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value:			[1410]	[172?]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[17?]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company at market value			[1430]	[17?]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[17?]
TOTAL LIABILITIES		$ 2848 [1230]	$ [1450]	$ 2848 [17?]

Ownership Equity

		Total
Sole proprietorship		$ [17?]
Partnership- limited partners	$ [1020]	[17?]
Corporation		
A. Preferred stock		[17?]
B. Common stock		7500 [17?]
C. Additional paid-in capital		16763 [17?]
D. Retained earnings		183697 [17?]
E. Total		207960 [17?]
F. Less capital stock in treasury		( ) [17?]
TOTAL OWNERSHIP EQUITY		$ 207960 [18?]
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 210,808 [18?]

OMIT PE[illegible]

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONL

BROKER OR DEALER	For the period (MMDDYY) from 10/01/01	3932	to 09/30/02	393
Gerson Horowitz Green Securities	Number of months included in this statement	12		393

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	393
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				393
c. Commissions on listed option transactions				393
d. All other securities commissions			352071	393
e. Total securities commissions				394
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				394
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				394
c. From market making in options on a national securities exchange				394
d. From all other trading				394
e. Total gains or (losses)				395
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)	(4448)	4236		
c. Total realized and unrealized gains (losses)			(4448)	395
Profits or (losses) from underwriting and selling groups				395
a. Includes underwriting income from corporate equity securities		4237		
Margin interest				396
Revenue from sale of investment company shares				397
Fees for account supervision, investment advisory and administrative services				397
Revenue from research services				398
Commodities revenue				399
Other revenue related to securities business				398
Other revenue			8581	399
Total revenue			$ 356204	403
EXPENSES				
Registered representatives' compensation			$	411
Clerical and administrative employees' expenses				404
Salaries and other employment costs for general partners, and voting stockholder officers			208701	412
a. Includes interest credited to General and Limited Partners capital accounts		4130		
Floor brokerage paid to certain brokers (see definition)				4055
Commissions and clearance paid to all other brokers (see definition)			73247	4145
Clearance paid to non-brokers (see definition)				4135
Communications			7171	4060
Occupancy and equipment costs				4080
Promotional costs				415
Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
Losses in error account and bad debts				4170
Data processing costs (including service bureau service charges)				4185
Non-recurring charges				4190
Regulatory fees and expenses				4195
Other expenses			88243	4100
Total expenses			$ 377362	4200
NET INCOME				
Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ (21158)	4210
Provision for Federal income taxes (for parent only)				4220
Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
Cumulative effect of changes in accounting principles				4225
Net income (loss) after Federal income taxes and extraordinary items			$ (21158)	4230
MONTHLY INCOME				
Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... ____

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained X

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335 ____

D. (k) (3)—Exempted by order of the Commission .... ____

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ____
   A. Number of items .... ____

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ____
   A. Number of items .... ____

OMIT

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X 4584 No ____

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390	N/A	
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4[illegible]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4[illegible]
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4[illegible]
19. **TOTAL 15c3-3 DEBITS			$	4[illegible]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4[illegible]
21. Excess of total credits over total debits (line 11 less line 19)		4[illegible]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4[illegible]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4[illegible]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4[illegible]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4[illegible]
26. Date of deposit (MMDDYY)		4[illegible]

OMIT PE[illegible]

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

ROKER OR DEALER Gerson Horowitz Green Securities Corp. as of 09/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 207960	348[illegible]
2. Deduct Ownership equity not allowable for net capital			( )	349[illegible]
3. Total ownership equity qualified for net capital			207960	350[illegible]
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				352[illegible]
B. Other (deductions) or allowable credits (List)				352[illegible]
5. Total capital and allowable subordinated liabilities			$ 207960	353[illegible]
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 22931	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(22931)	362[illegible]
7. Other additions and/or allowable credits (List)				363[illegible]
8. Net Capital before haircuts on securities positions			$ 185029	364[illegible]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations	1256	3710		
5. Stocks and warrants	7119	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	2976	3734		
D. Undue concentration		3650		
E. Other (list)		3736	(11351)	374[illegible]
10. Net Capital			$ 173678	375[illegible]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER — as of 09/30/02

Gerson Horowitz Green Securities Corp.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 190
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ 100000
13. Net capital requirement (greater of line 11 or 12) .... $ 100000
14. Excess net capital (line 10 less 13) .... $ 73678
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 173393

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 2848
17. Add:
    A. Drafts for immediate credit .... $ [3800]
    B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ [3810]
    C. Other unrecorded amounts (List) .... $ [3820] $
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)) .... $
19. Total aggregate indebtedness .... $ 2848
20. Percentage of aggregate indebtedness to net capital (line 19 — by line 10) .... % 1.64%
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 — by line 10 less Item 4880 page 11) .... % 1.64%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $
24. Net capital requirement (greater of line 22 or 23) .... $
25. Excess net capital (line 10 less 24) .... $
26. Percentage of Net Capital to Aggregate Debits (line 10 — by line 17 page 8) .... %
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 — by line 17 page 8) .... %
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) — Net Capital .... %

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp **as of** 09/30/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	46
4610	4611	4612	4613	4614	46
4620	4621	4622	4623	4624	46
4630	4631	4632	4633	4634	46
4640	4641	4642	4643	4644	46
4650	4651	4652	4653	4654	46
4660	4661	4662	4663	4664	46
4670	4671	4672	4673	4674	46
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46
		TOTAL $	4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Green Horowitz Green Securities Corp	as of 09/30/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

N/A

1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp

For the period (MMDDYY) from 10/01/01 to 09/30/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital		
A. Partnership Capital.		
1. General Partners	$	4700
2. Limited		4710
3. Undistributed Profits		4720
4. Other (describe below)		4730
5. Sole Proprietorship		4735
B. Corporation Capital:		
1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)		4760
4. Other (describe below)		4770
Subordinated Liabilities		
A. Secured Demand Notes		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810
Other Anticipated Withdrawals		
A. Bonuses		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total	$	4880

Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period			$ 229118	4240
A. Net income (loss)			(21158)	4250
B. Additions (Includes non-conforming capital of	$	4262	)	4260
C. Deductions (Includes non-conforming capital of	$	4272	)	4270
Balance, end of period (From Item 1800)			$ 207960	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson Horowitz Green Securities Corp as of 09/30/02

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13

Personnel employed at end of reporting period		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total		4970
Actual number of tickets executed during current month of reporting period		4980
Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
Money differences	5000	$ 5010	5020	$ 5030
Security suspense accounts	5040	$ 5050	5060	$ 5070
Security difference accounts	5080	$ 5090	5100	$ 5110
Commodity suspense accounts	5120	$ 5130	5140	$ 5150
Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
Transactions in reorganization accounts-over 60 calendar days	5280	$ 5290	5300	$ 5310
Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

Security concentrations (See instructions in Part I)		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
Total of personal capital borrowings due within six months	$	5378
Maximum haircuts on underwriting commitments during the period	$	5380
Planned capital expenditures for business expansion during next six months	$	5382
Liabilities of other individuals or organizations guaranteed by respondent	$	5384
Lease and rentals payable within one year	$	5386
Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

GERSON HOROWITZ GREEN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash Funds – Sept. 30 2002		43,585
Cash Funds – Sept. 30 2001		48,439
(Decrease) in cash		(4,854)
Sources of Cash-Operating Activities		
Net Income for period (Loss)	(21,158)	
Decrease in interest receivable	587	
Increase in Misc Assets	(442)	
Decrease in accrued liabilities	(3,927)	
Net uses of cash		(24,940)
Soiurces of Cash - Investment Activity		
Reduction in investment portfolio		29,450
Uses – Financing activities		
Loans & advances increased		(9,364)
Net (Decrease) in cash		$ (4,854)